SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 8, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2007

Buenos Aires, Argentina, November 8, 2007 - Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro”, the “Bank” or “Macro”) announced today its results for the three month ended September 30, 2007 (“3Q07”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•
The Bank’s net income totalled Ps.88 million. This result was 17% or Ps.17.7 million lower than 3Q06’s Ps.105.7 million. The annualized ROAE and ROAA reached 18.4% and 2.6%, respectively. The Bank’s equity also increased in Ps.88 million in the quarter.

•
Banco Macro decided not to take the option to value its portfolio as “investment” or “available for sale” pursuant to Communications “A” 4698 and 4702 issued by the Central Bank. The Bank continues to value its securities at market value.

•	The Bank’s net interest income was Ps.233 million, decreasing 0.3% Quarter-over-Quarter (“QoQ”). The Bond portfolio income declined 2.5% QoQ due to lower bond prices.

•
Banco Macro’s financing to the private increased 24% or Ps.1.8 billion QoQ and 59% or Ps.3.4 billion Year-over-Year (“YoY”). Personal loans, which represent a strategic product for the Bank, once again led private loan portfolio growth. This product grew 27% QoQ and 150% YoY.

•	Total deposits grew 12% or Ps.1.5 billion QoQ, totalling Ps.13.5 billion and represented 78% of the Bank’s liabilities. Time deposits rose 15% QoQ.

•	Banco Macro continued to have a strong solvency ratio, with excess capital of Ps.1.9 billion. In addition, the Bank’s liquid assets remained at a high level, reaching 59.7% of total deposits.

•	The Bank’s asset quality improved to more attractive levels. In 3Q07, Banco Macro’s PDLs-to-total loans ratio reached 1.34%, improving from 2Q07’s 1.55%. The coverage ratio reached 157.1%.

RESULTS

Earnings per share were Ps.0.13, 17% lower compared to 3Q06’s Ps.0.15 and 24% below 2Q07’s Ps.0.17.

EARNINGS PER SHARE	MACRO consolidated
	III06	IV06	I07	II07	III07
Net income (M $)	105.7	147.1	123.2	115.3	88.0
Average shares outstanding (M)	683.9	683.9	683.9	683.9	683.9
Book value per share ($)	3.17	3.38	3.56	3.58	3.71
Earnings per share ($)	0.15	0.22	0.18	0.17	0.13

Banco Macro’s 3Q07 net income of Ps.88.0 million decreased Ps.27.3 million or 24% QoQ, mainly due to lower net financial income (due to a decrease in the market value of the Government securities portfolio) which was partially offset by the increase in loan interest income. The higher financial expenses registered the increase in deposit base and higher administration expenses negatively affected 3Q07’s bottom line (see Financial Income, Financial Expense and Administrative Expense tables).

The Bank’s 3Q07 ROAE was 18.4%. Additionally, the obtained ROAE has a higher value considering the low leverage of Banco Macro’s balance sheet (7.8x assets-to-equity ratio).

INCOME STATEMENT	MACRO consolidated
In MILLION $	III06	IV06	I07	II07	III07
Net financial income	211.5	238.8	259.6	233.8	233.0
Provision for loan losses	-20.4	-17.4	-17.3	-14.6	-29.8
Net fee income	97.2	114.5	114.7	121.1	125.6
	288.3	335.9	357.0	340.3	328.8
Administrative expense	-168.7	-210.1	-217.6	-229.0	-235.3
	119.6	125.8	139.4	111.3	93.5
	-1.7	-1.4	-0.9	-0.2	-0.4
Net other income	15.2	53.1	-1.2	28.1	11.6
Earnings before income tax	133.1	177.5	137.3	139.2	104.7
Income tax	-27.4	-30.4	-14.1	-23.9	-16.7
NET INCOME	105.7	147.1	123.2	115.3	88.0

The Bank’s financial income of Ps.440.0 million increased 9% or Ps.36.9 million QoQ.

In the quarter, interest on loans increased 16% QoQ and represented 62% of total financial income. This performance was in line with the sustained private sector loan growth (see “Private Sector Financing”). Within this segment, interest on documents grew 33% QoQ and interest on other loans (including interests on personal loans) increased by 23%.

Results generated by public and private securities decreased 2.5% QoQ, as a result of a smaller public securities portfolio in July and August, offset bye a steep improvement in September (NOBAC average portfolio increased 6% in the quarter). As of September 2007, the Bank’s Nobacs and Lebacs portfolio represented 91% of total public bonds. In addition, the Central Bank’s Notes portfolio, which is where the Bank allocates its excess liquidity, yields variable rate (Badlar interest rate + spread) and had an average duration of 6 months.

Finally, CER-adjusted income decreased Ps.10.4 million or 62%, due to the change in CPI (2Q07 CER index variation was 1.91% and in 3Q07 was 1.50%).

FINANCIAL INCOME	MACRO consolidated
In MILLION $	III06	IV06	I07	II07	III07
Interest on cash and due from banks	3.7	3.3	5.2	2.8	6.6
Interest on loans to the financial sector	3.5	6.3	10.0	12.1	5.2
Interest on overdrafts	37.0	43.1	40.0	41.2	47.5
Interest on documents	15.4	21.9	23.9	27.9	37.1
Interest on mortgages	12.9	15.2	14.3	14.8	17.6
Interest on pledges	11.5	12.5	12.2	12.0	12.5
Interest on credit cards	8.5	10.3	11.6	13.0	13.7
Interest on other loans	69.7	88.3	100.4	115.0	140.9
Interest on other receivables from finan. interm.	4.2	4.3	4.2	4.8	5.7
Income from government & private securities (1)	99.3	97.7	126.5	86.6	84.4
	0.6	-0.6	0.0	1.0	0.5
Results of guaranteed loans	7.8	8.9	8.9	8.8	14.4
CER adjustment (2)	14.9	22.2	24.6	16.7	6.3
CVS adjustment	0.4	0.8	0.4	0.5	0.4
	8.7	9.1	2.7	15.5	13.8
Other	19.8	21.8	32.6	30.4	33.4

Total financial income	317.9	365.1	417.5	403.1	440.0

(1) Income from government & private securities
LEBAC / NOBAC	78.8	69.0	99.7	69.5	73.4
Other	20.5	28.7	26.8	17.1	11.0
TOTAL	99.3	97.7	126.5	86.6	84.4

(2) CER adjustment
Guaranteed loans	10.6	17.3	21.6	14.6	5.0
Loans to the private sector	3.0	2.9	2.3	1.8	1.0
Other	1.3	2.0	0.7	0.3	0.3
TOTAL	14.9	22.2	24.6	16.7	6.3

Financial expenses of Ps.207.0 million in 3Q07 climbed 22% QoQ mainly due to increased interest on deposits.

Interest on deposits represented 62% of total financial expenses. The private sector time deposit portfolio increased 15% QoQ. Therefore, the interest expense increase can be traced to time deposit portfolio growth and marginally to higher interest rates. As of September 2007, transactional accounts (current and saving accounts) represented 56% of Banco Macro’s total deposits; these are low cost accounts and are not sensitive to interest rate increases.

The "Other expense" line increased Ps.18.9 million QoQ. This growth was explained by the adjustments in the valuation of Public Sector Loans (guaranteed loans).

Interest on other liabilities from financial intermediation totaled Ps.21.6 million, growing Ps.3.9 million as compared to 2Q07. This was due to Senior Notes (Class 2) interest accrual, and mainly due to Senior Notes (Class 3), issued in June 2007, which only had an impact in this one month in 2Q07.

Finally, expenses originated by CER-adjustments decreased Ps.2.7 million or 26% QoQ due to the changes in the CPI.

The Bank’s net interest income of Ps.233 million was flat QoQ. This can be seen as positive since the increase in interest on loans offset the impact of lower bond prices and higher interest rates on deposits.

FINANCAL EXPENSES	MACRO consolidated
In MILLION $	III06	IV06	I07	II07	III07
Interest on checking accounts	2.6	4.7	5.3	4.6	5.3
Interest on saving accounts	1.7	2.0	2.1	2.3	2.7
Interest on time deposits	70.3	77.9	89.7	97.7	119.3
	0.4	0.3	0.1	1.0	1.4
Interest on other liabilities from finanancial intermediation	4.0	3.5	9.8	17.7	21.6
	0.0	0.0	13.7	12.5	11.7
Other Interest	4.3	4.1	3.0	2.8	2.6
CER adjustments (3)	8.9	13.4	15.4	10.3	7.6
	3.3	3.1	4.3	7.3	2.5
Other Interest	10.9	17.3	14.3	13.3	32.3

Total Financial Expenses	106.5	126.3	157.7	169.5	207.0

(3) CER adjustments
Time deposits CER adjusted	2.5	3.6	3.5	2.5	1.8
Advance for Boden purchase	3.4	4.6	10.8	6.9	5.1
Other	3.0	5.3	1.1	0.9	0.7
TOTAL	8.9	13.5	15.4	10.3	7.6

Banco Macro’s net fee income of Ps.125.6 million grew 4% QoQ mainly due to the increase in deposit fees (11% QoQ), in line with deposit portfolio growth.

The service expense increase can be explained by service fees, taxes and expense in credit card operations.

NET FEE INCOME	MACRO consolidated
In MILLION $	III06	IV06	I07	II07	III07
Fee charges on deposit accounts	80.5	97.9	96.7	103.6	115.2
Debit and credit card income	10.8	22.6	16.5	16.9	18.1
Other fees related to foreign trade	2.9	3.2	4.3	3.8	3.9
Credit-related fees	8.1	11.7	12.9	11.7	13.6
Lease of safe-deposit boxes	2.0	-3.8	3.1	3.4	3.8
Other	18.6	11.1	13.4	13.9	14.1
Total fee income	122.9	142.7	146.9	153.3	168.7

Total fee expenses	25.8	28.2	32.2	32.2	43.1

Net fee income	97.1	114.5	114.7	121.1	125.6

In 3Q07, Banco Macro’s administrative expenses of Ps.235.3 million grew by 3% compared to the previous quarter’s level of Ps.229.0 million.

Personnel expenses increased Ps.9.1 million QoQ due to the higher number of employees and remuneration while advertising expenses rose Ps.3.4 million.

The Bank’s efficiency ratio (cost-to-income) slightly deteriorated to 65.6% due to lower net interest income. However, net fee income to expenses ratio improved to 53.4% from 2Q07’s level of 52.9%.

One of Banco Macro’s challenges is to improve its efficiency performance by increasing its interest and fee income at a higher rate than expenses. It is not easy to reduce the nominal level of expenses in an inflationary economy.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	III06	IV06	I07	II07	III07
Personnel expenses	103.0	132.0	137.7	138.1	147.2
Fees to directors & statutory auditors	2.5	3.0	3.5	14.8	3.8
Other profesional fees	10.1	11.5	9.6	9.1	9.5
Advertising & publicity	9.2	10.0	9.5	10.4	13.8
Taxes	1.8	3.2	3.1	2.9	3.8
Equipment depreciation	8.2	9.4	9.8	9.9	10.5
Organization expenses amortization	3.4	3.9	3.8	4.0	4.5
Other operating expenses	26.1	33.0	35.5	35.1	37.5
Other	4.4	4.1	5.0	4.7	4.8
Total Administrative Expenses	168.7	210.1	217.6	229.0	235.4

Total Employees	7.500	7.585	7.635	7.767	7.848
Branches	437	433	429	428	428

The Bank’s net other income totalled Ps.11.6 million, 59% lower than 2Q07. This can be explained by a decrease in loans recovered and reversal of provisions.

The decrease in the “Other expense” line was due to the Senior Notes (Class 3) fees accounted for in 2Q07.

NET OTHER INCOME	MACRO consolidated
Other Income	III06	IV06	I07	II07	III07
Penalty interest	1.2	2.1	1.4	1.5	2.2
Recovered loans and allowances reversed	34.0	98.8	27.4	49.1	35.7
Other	6.3	6.0	5.5	13.3	7.9
Total Other Income	41.5	106.9	34.3	63.9	45.8

Other Expense
Uncollected charges for other loans and other provisions	3.3	13.2	4.7	1.1	5.6
Difference in amparos amortization	5.4	5.6	5.7	5.9	8.7
Depreciation and loss of other assets	1.8	0.6	3.0	0.9	0.9
Goodwill amortization	1.8	1.6	2.3	2.3	2.3
Other Expense	14.1	32.8	19.8	25.6	16.7
Total Other Expense	26.4	53.8	35.5	35.8	34.2

Net Other Income	15.1	53.1	-1.2	28.1	11.6

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector continued growing at attractive rates (59% or Ps.3.4 billion YoY and 24% or Ps. 1.8 billion QoQ), netting the effects related to the Bank’s liquidity management policy (advances to AAA rated companies) and adding the Bank’s personal financial trust and leasing portfolio. In 3Q07, Banco Macro gained market share since overal loan growth was only 11.4%.

The Bank’s lending portfolio expansion was mainly due to by overdrafts, documents and consumer loans. Overdrafts increased 46% QoQ or Ps.455.5 million (AAA loans mainly) and documents 48% QoQ or Ps.308.8 million. Personal loans climbed 27% QoQ or Ps.595.9 million and 150% or Ps.1.66 billion YoY.

Finally, leasing loans also evolved favourably (up 13% QoQ and 48% YoY), and financial trusts rose 11% QoQ and 33% YoY.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	III06	IV06	I07	II07	III07	QoQ	YoY
Overdrafts (total)	1,150.4	1,103.3	1,015.3	981.5	1,437.0	46%	25%
Overdrafts	552.6	675.9	581.1	674.5	760.2
AAA (liquidity administration)	597.8	427.4	434.2	307.0	676.8
Discounted documents	509.7	543.7	575.0	638.4	947.2	48%	86%
Mortgages	417.1	426.1	447.7	477.2	575.3	21%	38%
Pledges	298.7	300.9	294.1	291.7	324.3	11%	9%
Consumer	1,103.5	1,431.1	1,761.8	2,167.3	2,763.2	27%	150%
Credit Cards	452.7	497.9	538.0	589.6	635.6	8%	40%
Others	1,172.5	1,131.3	1,379.2	1,441.1	1,584.9	10%	35%
Total loans	5,104.6	5,434.3	6,011.1	6,586.8	8,267.5	26%	62%
Financial trusts	404.1	373.7	489.1	482.1	537.0	11%	33%
Leasing	252.0	282.1	310.7	331.1	373.6	13%	48%
Total credit to the private sector	5,760.7	6,090.1	6,810.9	7,400.0	9,178.1	24%	59%

Total credit w/o liquidity administration	5,162.9	5,662.7	6,376.7	7,093.0	8,501.3	20%	65%

PUBLIC SECTOR ASSETS

The Bank’s exposure of public sector assets (net of LEBAC / NOBAC) to total assets ratio narrowed to 5.9% from 2Q07’s level of 7.4% and last year’s level of 10.0%, and was also lower than the system-wide average of 11%.

It is important to mention that the bank records all its securities at market value. Banco Macro decided not to take the option to value its portfolio as “investment” or “available for sale” as pursuant to Communications “A” 4698 and 4702 issued by the Central Bank.

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	III06	IV06	I07	II07	III07	Val
LEBAC / NOBAC B.C.R.A.	2,532.9	2,373.5	3,449.7	3,670.9	3,853.6	VM
Secured bonds	29.1	0.1	0.0	0.0	0.0	VM
Compensation receivable bond	0.0	0.0	0.0	0.0	0.0	VT
Other	317.2	286.0	243.0	357.2	268.2	VM
Government securities	2,879.2	2,659.6	3,692.7	4,028.1	4,121.8
Guaranteed loans	780.0	771.4	793.5	763.1	750.2	A3911
Provincial loans	1.0	0.3	1.2	0.2	0.4	VP
Government securities loans	38.6	2.5	11.1	8.8	14.5	VM
Loans	819.6	774.1	805.8	772.1	765.1
Compensation to be received	0.0	0.0	0.0	0.0	0.0	VT
Purchase of government bonds	175.3	548.5	207.8	190.6	111.0	VM
Other receivables for financial intermediation	175.3	548.5	207.8	190.6	111.0
Boden 2005, 2007, 2008, 2012 & 2013 to collect	15.8	16.9	17.4	15.7	14.5	VM
Other receivables	15.8	16.9	17.4	15.7	14.5

TOTAL ASSETS	3,889.9	3,999.1	4,723.7	5,006.5	5,012.4

TOTAL LIABILITIES	727.0	551.4	852.7	831.7	642.9

Net exposure	3,162.9	3,447.8	3,871.0	4,174.8	4,369.5

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,357.0	1,625.6	1,274.0	1,335.6	1,158.8

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	10.0%	11.2%	7.6%	7.4%	5.9%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	4.6%	7.4%	2.5%	2.8%	2.6%

FUNDING

Banco Macro’s deposit base reached Ps.13.5 billion; this is the most important source of funds for the Bank (78% of total liabilities). Deposits grew by 12% or Ps.1.5 billion QoQ. Once again, Banco Macro gained market share since system-wide deposit growth was only 4.8% in 3Q07.

Banco Macro’s private sector deposits grew 10% or Ps.1.1 billion QoQ. This expansion was mainly due to time deposits, which grew 15% QoQ and represented 44% of the Bank’s total deposit base. In the quarter, saving accounts also grew by 15%.

Finally, public sector deposits grew 24% or Ps.393.8 million QoQ.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	III 06	IV 06	I 07	II 07	III 07	quarterly	anual
Public sector	1,452.1	1,295.6	1,247.1	1,650.1	2,043.9	24%	41%

Financial sector	10.4	5.1	6.0	9.4	9.3	-1%	-10%

Private sector	8,225.3	8,770.3	9,730.5	10,363.0	11,419.3	10%	39%
Current accounts	1,667.6	1,876.2	2,085,0	2,415.8	2,370,0	-2%	42%
Savings accounts	1,624.1	2,097.4	2,070.8	2,261.8	2,603.8	15%	60%
Time deposits	4,514.3	4,381,0	5,140.8	5,176.3	5,947.8	15%	32%
Other	419.3	415.7	433.9	509.1	497.7	-2%	19%
TOTAL	9,687.8	10,071.0	10,983.6	12,022.5	13,472.5	12%	39%

Other sources of funds

The Bank’s other sources of funds increased by 2% or Ps.81.2 million QoQ.

The increase in the “subordinated corporate bonds” line can be traced to the conversion to Argentine pesos of the debt into dollars at a higher exchange rate. While the decrease in the “Central Bank” line was due to the partial amortization of Suquía’s (Ps.37.4 million) and Bisel’s (Ps.33.3 million) debt with the Central Bank paid in August 2007.

OTHER FUNDING	MACRO consolidated
In MILLION $	III06	IV06	I07	II07	III07
Central Bank	375.3	386.2	394.1	402.7	339.0	(1) (2)
Banks and international institutions	179.8	182.4	163.7	166.1	167.6
Financing received from Argentine financial institutions	47.1	68.2	57.4	92.2	130.3
Subordinated corporate bonds	56.8	507.8	526.3	481.0	501.5	(3)
Unsubordinated corporate bonds	0.0	0.0	465.7	790.2	787.0	(4) (5)
Shareholders´ equity	2,167.9	2,315.0	2,438.2	2,450.9	2,538.9
Total Funding	2,826.9	3,459.6	4,045.4	4,383.1	4,464.3

(1	Nuevo Banco Suquía S.A. - Rediscount for aqcuisition of BODEN Ps.179 million

(2)	Nuevo Banco Bisel S.A. Incorporation - Rediscount for aqcuisition of BODEN Ps.159 million

(3)	Banco Macro S.A. - Subordinated Bond Class 1 USD 150,000,000

(4)	Banco Macro S.A. -Unsubordinated Bond Class 2 USD 150,000,000

(5)	Banco Macro S.A.- Unsubordinated Bond Class 3 USD 100,000,000

Banco Macro’s annual average cost of funds of 5.0% is one of the lowest in Argentina’s banking sector. Due to the large NUMBER of transactional accounts held by Banco Macro, the quarterly increase in the Bank’s cost of funds was only 50 bp.

LIQUID ASSETS

The Bank’s liquid assets increased 4% or Ps.334.8 million QoQ, mainly due to the expansion in AAA overdrafts (Ps.369.8 million) and the LEBAC/NOBAC portfolio (Ps.349.8 million) growth. This was partially offset by a reduction in “Call” of Ps.454.4 million.

Banco Macro’s liquid asset-to-deposits ratio remained at 59.7% and was higher than Argentina’s banking sector average of 42.3%. A conservative liquidity level was, is and will be Banco Macro’s strategic policy.

LIQUID ASSETS	MACRO consolidated
In MILLION $	III06	IV06	I07	II07	III07
Cash	2,050.3	2,626.9	1,924.1	2,472.8	2,567.6
Guarantees for compensating chambers	138.8	115.7	149.0	156.5	154.2
Loans to AAA companies	597.8	427.4	434.2	307.0	676.8
Call	237.0	395.0	584.0	483.0	28.6
Repos	28.0	214.2	90.9	48.1	25.2
LEBAC / NOBAC	2,686.5	2,787.0	3,997.5	4,236.2	4,586.0
TOTAL	5,738.4	6,566.2	7,179.7	7,703.6	8,038.4

Liquid assets to total deposits	59.2%	65.6%	65.3%	64.0%	59.7%

SOLVENCY

In 3Q07, Banco Macro had excess capital of Ps.1.9 billion (higher than the required capital of Ps.951 million). This increase can be traced to a reduction in the required capital coming from a lower net negative global position in foreign currency.

The capitalization ratio was 28.1%, well above the 10.5% minimum required by the Central Bank.

The main target for the Bank’s excess capital is growth with the consequent higher leverage of its balance sheet.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	III06	IV06	I07	II07	III07
Credit requirements	582	651	714	764	799
Market risk requirements	56	61	80	85	127
Interest rate requirements	4	16	7	6	7
Incremental requirements	0	13	73	129	18
Integrated capital	2.104	2.656	2.810	2.710	2.852
Excess capital	1.462	1.915	1.936	1.726	1.901

ASSET QUALITY

Banco Macro continued improving its asset quality ratios. In 3Q07, NPLs accounted for 1.34% of total financing compared to the 1.55% posted in 2Q07. This improvement can be traced to the combined effect of an increase in the Bank’s loan book and stability in the NPLs portfolio.

The asset quality standard obtained is highly valued considering that Banco Macro has incorporated two regional banks (Suquía and Bisel) in the last two years.

The coverage ratio continued at an attractive level of 157.1%.

ASSET QUALITY	MACRO consolidated
In MILLION $	III06	IV06	I07	II07	III07
Commercial portfolio	4,087.1	4,097.3	4,537.5	4,517.6	4,981.7	4,981.7
Irregular	78.2	65.8	50.5	47.2	47.3	47.3
Consumer portfolio	2,900.0	3,350.7	3,778.0	4,267.4	5,057.8	5,057.8
Irregular	82.1	81.6	86.1	88.9	87.5	87.5
Total portfolio	6,987.1	7,448.0	8,315.5	8,785.0	10,039.5	10,039.5
Irregular	160.3	147.4	136.6	136.2	134.8	134.8
Irregular / total portfolio	2.29%	1.98%	1.64%	1.55%	1.34%	1.34%
Total provisions	235.7	230.4	231.8	216.9	211.8	211.8
Coverage ratio	147.05%	156.34%	169.69%	159.25%	157.12%	157.12%

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	MACRO consolidated
In MILLION $	III 06	IV 06	I 07	II 07	III 07
CER adjustable ASSETS
Government securities	309.0	116.3	95.9	100.5	94.0

Guaranteed loans	778.6	769.6	792.4	760.7	749.0
Loans to the private sector	139.3	93.8	69.4	70.0	57.0
Other loans	79.9	19.3	19.6	17.0	16.1
Loans	997.8	882.7	881.4	847.7	822.1

Other credit for financial Intermediation
Leasing	5.3	4.9	4.5	4.5	4.3
Other loans	10.4	13.0	12.6	12.5	12.9
Total CER adjustable assets	1,322.5	1,016.9	994.4	965.2	933.3

CER adjustable LIABILITIES
Deposits	155.3	132.6	139.8	125.6	92.9
Other liabilities for financial intermediation	414.6	423.7	434.3	441.4	379.9
Subordinated debt	6.3	3.0	2.7	2.8	2.4
Total CER adjustable liabilities	576.2	559.3	576.8	569.8	475.2

NET ASSET CER EXPOSURE	746.3	457.6	417.6	395.4	458.1

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	III06	IV06	I07	II07	III07
Cash	745.7	1,029.3	766.1	1,226.1	1,262.4
Government Securities	370.8	247.9	344.4	333.2	187.4
Loans	809.5	776.3	1,028.8	1,143.2	1,497.9
Other receivables from financial intermediation	297.9	274.5	467.9	158.9	228.0
Investments in other companies	1.6	1.6	1.6	1.3	1.3
Other Loans	11.8	14.3	18.3	35.0	21.2
Other assets	0.0	0.0	0.0	0.0	19.0
TOTAL ASSETS	2,237.3	2,343.9	2,627.1	2,897.7	3,217.2
Deposits	1,665.3	1,591.9	1,770.8	1,928.6	2,089.5
Other liabilities from financial intermediation	442.6	425.9	1,104.8	863.7	901.4
Other liabilities	4.4	3.8	3.6	4.7	5.3
Subordinated corporate bonds	50.3	504.8	523.6	478.2	499.1
Provisions	0.0	0.0	0.0	0.0	0.0
pending items
TOTAL LIABILITIES	2,162.6	2,526.4	3,402.8	3,275.2	3,495.3

NET FX POSITION	74.7	-182.5	-775.7	-377.5	-278.1

RELEVANT AND RECENT EVENTS

✓	In August 2007, Nuevo Banco Suquía (NBS) and Nuevo Banco Bisel (NBB) partially amortized their debt with the Central Bank. NBS paid Ps.37.4 million while NBB paid Ps.33.3 million.

✓	On October 16, 2007 Banco Macro S.A. and Nuevo Banco Suquía S.A. successfully merged.

✓
Banco Macro decided not to take the option to value its portfolio as “investment” or “available for sale” pursuant to Communications “A” 4698 and 4702 issued by the Central Bank. The Bank continues to value its securities at market value.

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held tomorrow November 9, 2007 at 1:00 p.m. Buenos Aires time (11:00 a.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Stanley (Board Member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Financial and Investor Relations Manager). Dial in information:

(877) 723-9518 (Within the U.S.)
(719) 325-4758 (Outside the U.S.)
Conference ID: 4015571

DISCLAIMER

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Finance Manager and Head of Investor Relations
Tel: +5411-5222-6730
E-mail: investorelations@macro.com.ar
Visit the Bank’s website at http://www.macro.com.ar

BALANCE SHEET	MACRO consolidated
In MILLION $	III06	IV06	I07	II07	III07

ASSETS	13,578.0	14,505.0	16,783.0	17,963.1	19,731.6
Cash	2,050.3	2,626.9	1,924.1	2,472.8	2,567.6
Government Securities	3,227.1	3,223.0	4,485.7	4,811.0	4,946.2
Lebac/Nobac	2,686.5	2,787.0	3,997.5	4,236.2	4,586.0
Other	540.6	436.0	488.2	574.8	360.2
Loans	6,004.7	6,527.1	7,327.5	7,799.9	9,015.9
To the non-Financial Government Sector	783.8	774.3	796.8	765.0	752.8
To the Financial Sector	237.0	436.9	635.5	544.4	80.5
To the non-financial private sector	4,984.0	5,315.9	5,895.1	6,490.5	8,182.6
-Overdrafts	1,150.4	1,103.3	1,015.3	981.5	1,437.0
-Discounted documents	509.7	543.7	575.0	638.4	947.2
-Mortgages	417.1	426.1	447.7	477.2	575.3
-Pledges	298.7	300.9	294.1	291.7	324.3
-Consumer	1,103.5	1,431.1	1,761.8	2,167.3	2,763.2
-Credit cards	452.7	497.9	538.0	589.6	635.6
-Other	1,172.5	1,131.3	1,379.2	1,441.1	1,584.9
- Less: int. doc., cotiz dif.	94.8	90.1	93.1	98.2	108.5
- Provisions	-215.4	-208.6	-209.1	-194.5	-193.4
Other receivables from financial intermediation	1,152.7	914.6	1,808.2	1,549.5	1,740.5
Investments in other companies	15.2	10.4	10.4	10.8	10.4
Other receivables	186.5	193.4	187.9	233.2	265.5
Other assets	941.5	1,009.6	1,039.2	1,085.9	1,185.5
LIABILITIES	11,410.1	12,190.0	14,344.8	15,512.3	17,192.8
Deposits	9,687.8	10,071.0	10,983.6	12,022.6	13,472.5
From the non-financial government sector	1,452.1	1,295.6	1,247.1	1,650.2	2,043.9
From the financial sector	10.4	5.1	6.0	9.4	9.3
From the non-financial private sector	8,225.3	8,770.3	9,730.5	10,363.0	11,419.3
-Checking accounts	1,667.6	1,876.2	2,085.0	2,415.8	2,370.0
-Savings accounts	1,624.1	2,097.4	2,070.8	2,261.8	2,603.8
-Time deposits	4,514.3	4,381.0	5,140.8	5,176.3	5,947.8
-Other	419.3	415.7	433.8	509.1	497.7
Other liabilities from financial intermediation	1,352.4	1,237.1	2,480.5	2,726.6	2,858.1
Subordinated corporate bonds	56.8	507.8	526.3	481.0	501.5
Other liabilities	313.1	374.1	354.4	282.1	360.7

STOCKHOLDERS´ EQUITY	2,167.9	2,315.0	2,438.2	2,450.8	2,538.9

LIABILITIES + STOCKHOLDERS´ EQUITY	13,578.0	14,505.0	16,783.0	17,963.1	19,731.7

BALANCE SHEET	SUQUÍA
In MILLION $	III06	IV06	I07	II07	III07

ASSETS	3,385.7	3,701.6	4,137.9	4,465.0	4,718.4
Cash	514.2	517.7	407.9	437.3	532.5
Government Securities	831.1	726.4	883.8	994.6	1,028.8
Loans	1,579.6	1,788.8	1,949.2	2,071.0	2,148.6
To the non-Financial Government Sector	229.4	232.9	240.3	205.7	204.5
To the Financial Sector	25.0	195.9	241.3	320.0	14.5
To the non-financial private sector	1,368.4	1,403.2	1,509.8	1,587.1	1,971.0
-Overdrafts	212.7	191.5	186.5	118.0	262.3
-Discounted documents	151.8	171.6	180.1	218.7	227.6
-Mortgages	176.0	189.6	201.4	215.4	242.8
-Pledges	175.3	173.1	162.1	158.6	191.0
-Consumer	158.5	205.5	251.2	320.7	427.3
-Credit cards	109.6	119.3	126.1	136.8	148.1
-Other	347.1	319.9	371.0	387.8	438.2
- Less: int. doc., cotiz dif.	37.4	32.8	31.4	31.1	33.7
- Provisions	-43.2	-43.2	-42.2	-41.8	-41.4
Other receivables from financial intermediation	51.3	232.4	438.2	458.3	463.7
Investments in other companies	185.4	195.4	204.9	232.2	239.0
Other receivables	42.5	40.0	42.6	46.6	50.9
Other assets	181.5	200.9	211.3	225.0	254.9
LIABILITIES	2,752.9	2,970.8	3,349.2	3,631.3	3,836.9
Deposits	2,437.2	2,482.2	2,671.4	2,891.3	3,079.1
From the non-financial government sector	2.3	3.3	2.6	1.8	2.0
From the financial sector	2.9	1.4	1.7	0.6	1.9
From the non-financial private sector	2,432.0	2,477.5	2,667.1	2,888.9	3,075.2
-Checking accounts	605.5	634.4	662.8	757.1	830.6
-Savings accounts	443.5	464.2	472.6	505.2	531.1
-Time deposits	1,224.4	1,228.2	1,364.9	1,452.3	1,533.0
-Other	158.6	150.7	166.8	174.3	180.5
Other liabilities from financial intermediation	257.0	425.7	613.7	667.7	657.0
Subordinated corporate bonds	0.0	0.0	0.0	0.0	0.0
Other liabilities	58.7	62.9	64.1	72.3	100.8

STOCKHOLDERS´ EQUITY	632.8	730.8	788.7	833.7	881.6

LIABILITIES + STOCKHOLDERS´ EQUITY	3,385.7	3,701.6	4,137.9	4,465.0	4,718.5

BALANCE SHEET	BISEL
In MILLION $	III06	IV06	I07	II07	III07

ASSETS	2,633.2	2,867.9	2,971.7	3,434.2	3,513.6
Cash	308.2	348.5	288.3	366.1	400.8
Government Securities	895.4	803.7	1,115.9	1,177.4	1,089.5
Loans	1,144.6	1,177.0	1,108.1	1,308.5	1,450.4
To the non-Financial Government Sector	175.2	179.1	183.5	187.4	182.7
To the Financial Sector	70.1	80.3	60.1	0.0	0.1
To the non-financial private sector	928.9	945.4	889.7	1,150.2	1,295.2
-Overdrafts	417.5	335.7	190.6	326.2	237.6
-Discounted documents	111.3	130.5	139.7	164.4	279.4
-Mortgages	65.7	66.2	64.3	68.6	89.8
-Pledges	49.6	59.8	67.6	72.9	77.7
-Consumer	66.9	103.1	149.6	202.1	284.9
-Credit cards	124.3	142.8	151.4	168.9	176.3
-Other	72.6	82.8	102.3	120.8	122.7
- Less: int. doc., cotiz dif.	21.0	24.5	24.1	26.2	26.8
- Provisions	-29.6	-27.9	-25.2	-29.0	-27.6
Other receivables from financial intermediation	143.8	382.6	302.3	401.6	368.1
Investments in other companies	1.3	1.3	1.3	1.3	1.3
Other receivables	15.7	21.6	19.8	40.8	41.9
Other assets	124.2	133.2	136.0	138.5	161.6
LIABILITIES	1,761.5	1,952.7	2,015.1	2,426.1	2,475.6
Deposits	1,430.5	1,408.8	1,556.5	1,844.9	1,951.0
From the non-financial government sector	13.8	12.7	17.0	23.6	19.7
From the financial sector	4.2	1.2	0.5	0.5	0.5
From the non-financial private sector	1,412.5	1,394.8	1,539.0	1,820.8	1,930.8
-Checking accounts	354.2	338.5	369.0	505.5	498.1
-Savings accounts	358.7	375.6	400.0	454.5	478.8
-Time deposits	631.2	600.6	699.5	786.4	877.9
-Other	68.3	80.1	70.5	74.5	76.0
Other liabilities from financial intermediation	299.5	507.4	422.8	546.9	472.6
Subordinated corporate bonds	0.0	0.0	0.0	0.0	0.0
Other liabilities	31.5	36.5	35.8	34.3	52.0

STOCKHOLDERS´ EQUITY	871.8	915.2	956.6	1,008.1	1,038.0

LIABILITIES + STOCKHOLDERS´ EQUITY	2,633.3	2,867.9	2,971.7	3,434.2	3,513.6

INCOME STATEMENT	MACRO consolidated
In MILLION $	III06	IV06	I07	II07	III07

Financial income	317.9	365.1	417.5	403.1	440.0
Interest on cash and due from banks	3.7	3.3	5.2	2.8	6.6
Interest on loans to the financial sector	3.5	6.3	10.0	12.1	5.2
Interest on overdrafts	37.0	43.1	40.0	41.2	47.5
Interest on documents	15.4	21.9	23.9	27.9	37.1
Interest on mortgages	12.9	15.2	14.3	14.8	17.6
Interest on pledges	11.5	12.5	12.2	12.0	12.5
Interest on credit cards	8.5	10.3	11.6	13.0	13.7
Interest on other loans	69.7	88.3	100.4	115.0	140.9
Income from government & private securities	99.3	97.7	126.5	86.6	84.4
Net options results	0.6	-0.6	0.0	1.0	0.5
Results of guaranteed loans	7.8	8.9	8.9	8.8	14.4
Interest on other receivables from fin. intermediation	4.2	4.3	4.2	4.8	5.7
CER adjustment	14.9	22.2	24.6	16.7	6.3
CVS adjustment	0.4	0.8	0.4	0.5	0.4
Difference in Foreign Exchange	8.7	9.1	2.7	15.5	13.8
Other	19.8	21.8	32.6	30.4	33.3
Financial expense	-106.5	-126.3	-157.7	-169.5	-207.0
Interest on checking accounts	-2.6	-4.7	-5.3	-4.6	-5.3
Interest on saving accounts	-1.7	-2.0	-2.1	-2.3	-2.7
Interest on time deposits	-70.3	-77.9	-89.7	-97.7	-119.3
Interest on loans from the financial sector	-0.4	-0.3	-0.1	-1.0	-1.4
Interest on other loans from the financial sector	-0.1	-0.2	-0.1	0.0	0.0
Interest on subordinated notes	0.0	0.0	-13.7	-12.5	-11.7
Other Interest	-4.3	-4.1	-3.0	-2.8	-2.6
Net Income from government securities	0.0	0.0	0.0	0.0	0.0
Net Income from options	0.0	-0.4	-0.5	0.5	0.0
Interest on other receivables from fin. intermediation	-40.0	-3.5	-9.8	-17.7	-21.6
CER adjustments	-8.9	-13.4	-15.4	-10.3	-7.6
Deposits guarantee fond	-3.3	-3.1	-4.3	-7.3	-2.5
Other Interest	-10.8	-16.7	-13.7	-13.8	-32.3
Net financial income	211.5	238.8	259.6	233.8	233.0
Provision for loan losses	-20.4	-17.4	-17.3	-14.6	-29.8

Fee income	122.9	142.7	146.9	153.3	168.7
Fee expense	-25.7	-28.2	-32.2	-32.2	-43.1
Net fee income	97.2	114.5	114.7	121.1	125.6

Administrative expense	-168.7	-210.1	-217.6	-229.0	-235.3
Minority interest	-1.7	-1.4	-0.9	-0.2	-0.3
Net other income	15.2	53.1	-1.2	28.1	11.6
Earnings before income tax	133.1	177.5	137.3	139.2	104.7
Income tax	-27.4	-30.4	-14.1	-23.9	-16.7

Net income	105.7	147.1	123.2	115.3	88.0

INCOME STATEMENT	SUQUÍA
In MILLION $	III06	IV06	I07	II07	III07

Financial income	91.7	90.9	102.9	96.6	97.1
Interest on cash and due from banks	-0.1	0.4	0.4	0.3	1.1
Interest on loans to the financial sector	-0.5	2.4	3.5	5.1	2.3
Interest on overdrafts	10.9	9.7	8.7	9.0	10.3
Interest on documents	5.2	5.2	5.2	5.8	7.4
Interest on mortgages	6.0	6.8	6.4	6.6	7.6
Interest on pledges	7.4	7.4	7.0	6.6	7.2
Interest on credit cards	2.2	2.5	2.7	3.3	3.5
Interest on other loans	12.1	15.2	17.0	19.5	25.3
Income from government & private securities	29.6	19.8	28.1	16.3	10.5
Net options results	0.0	0.0	0.0	0.0	0.0
Results of guaranteed loans	2.3	2.6	2.4	2.3	2.1
Interest on other receivables from fin. intermediation	2.9	1.1	1.1	1.2	1.5
CER adjustment	4.1	6.3	8.0	5.5	3.7
CVS adjustment	0.2	0.2	0.1	0.2	0.1
Difference in Foreign Exchange	3.2	2.9	0.0	4.8	4.4
Other	6.2	8.4	12.3	10.1	10.4
Financial expense	-26.6	-33.1	-36.1	-36.6	-41.0
Interest on checking accounts	-0.3	-0.3	-0.3	-0.3	-0.4
Interest on saving accounts	-0.5	-0.5	-0.5	-0.6	-0.6
Interest on time deposits	-17.6	-19.9	-21.9	-23.9	-26.9
Interest on loans from the financial sector	0.0	0.0	0.0	0.0	0.0
Interest on other loans from the financial sector	0.0	-0.2	0.0	0.0	-0.1
Interest on subordinated notes	0.0	0.0	0.0	0.0	0.0
Other Interest	-1.3	-1.3	-1.3	-1.4	-1.2
Net Income from government securities	0.0	0.0	0.0	0.0	0.0
Net Income from options	0.0	0.0	0.0	0.0	0.0
Interest on other receivables from fin. intermediation	-0.1	0.0	0.0	-0.5	-0.2
CER adjustments	-4.1	-5.6	-6.7	-4.1	-3.2
Deposits guarantee fond	-1.0	-1.0	-1.1	-3.8	1.4
Other Interest	-1.7	-4.3	-4.3	-2.0	-97.0
Net financial income	65.1	57.8	66.8	60.0	56.2
Provision for loan losses	-1.3	-6.6	-3.0	-3.7	-7.0

Fee income	35.3	35.5	35.7	37.2	40.1
Fee expense	-9.7	-9.6	-10.6	-10.6	-12.3
Net fee income	25.7	25.8	25.1	26.6	27.8

Administrative expense	-38.8	-40.6	-46.4	-42.3	-45.7
Minority interest	0.0	0.0	0.0	0.0	0.0
Net other income	8.8	61.5	15.5	18.5	16.5
Earnings before income tax	59.5	97.4	58.0	59.0	47.8
Income tax	0.0	0.0	0.0	-14.0	0.0

Net income	59.5	97.4	58.0	45.1	47.8

INCOME STATEMENT	BISEL
In MILLION $	III06	IV06	I07	II07	III07

Financial income	41.6	74.4	84.1	74.3	81.2
Interest on cash and due from banks	0.0	0.1	0.2	0.1	0.8
Interest on loans to the financial sector	1.0	1.4	1.2	0.6	0.0
Interest on overdrafts	6.8	15.6	10.4	10.1	9.9
Interest on documents	4.0	9.4	12.3	15.1	20.6
Interest on mortgages	0.9	2.0	2.0	2.1	2.4
Interest on pledges	1.0	2.3	2.4	2.9	2.8
Interest on credit cards	0.7	1.6	1.8	2.2	1.8
Interest on other loans	0.1	0.1	0.1	0.1	0.1
Income from government & private securities	20.2	30.8	41.9	28.0	31.3
Net options results	0.0	0.0	0.0	0.0	0.0
Results of guaranteed loans	1.2	2.0	2.3	2.3	8.0
Interest on other receivables from fin. intermediation	0.3	0.6	0.5	0.6	0.7
CER adjustment	2.8	5.1	6.0	4.2	-3.0
CVS adjustment	0.0	0.0	0.0	0.0	0.0
Difference in Foreign Exchange	0.9	0.6	-0.3	2.3	1.6
Other	1.7	2.8	3.3	3.7	4.1
Financial expense	-10.4	-20.6	-23.8	-23.5	-33.6
Interest on checking accounts	-0.1	-0.2	-0.2	-0.2	-1.0
Interest on saving accounts	-0.2	-0.5	-0.5	-0.5	-0.6
Interest on time deposits	-5.2	-10.3	-11.2	-13.0	-15.2
Interest on loans from the financial sector	0.0	0.0	0.0	0.0	0.0
Interest on other loans from the financial sector	0.0	0.0	0.0	-0.1	0.0
Interest on subordinated notes	0.0	0.0	0.0	0.0	0.0
Other Interest	-0.8	-0.9	-1.0	-0.9	-0.9
Net Income from government securities	0.0	0.0	0.0	0.0	0.0
Net Income from options	0.0	0.0	0.0	0.0	0.0
Interest on other receivables from fin. intermediation	0.0	0.0	0.0	0.0	0.0
CER adjustments	-2.9	-5.5	-5.8	-4.0	-2.8
Deposits guarantee fond	-0.3	0.3	-0.6	-0.7	-0.8
Other Interest	-0.8	-3.5	-4.5	-4.1	-13.2
Net financial income	31.2	53.8	60.3	50.7	47.6
Provision for loan losses	-4.1	-6.1	-5.7	-5.1	-6.3

Fee income	12.5	26.4	27.3	29.3	33.1
Fee expense	-1.7	-3.0	-2.7	-2.6	-4.0
Net fee income	10.8	23.4	24.6	26.7	29.1

Administrative expense	-22.0	-42.1	-44.7	-46.0	-51.2
Minority interest	0.0	0.0	0.0	0.0	0.0
Net other income	5.7	14.9	6.8	25.2	10.7
Earnings before income tax	21.6	43.4	41.4	51.5	29.9
Income tax	0.0	0.0	0.0	0.0	0.0

Net income	21.6	43.4	41.4	51.5	29.8

RELEVANT RATIOS

RATIOS	MACRO consolidated
	III06	IV06	I07	II07	III07
Profitability & performance
Net interest margin	7.0%	7.1%	7.4%	6.8%	6.4%
Fee income ratio	31.5%	32.4%	30.7%	34.1%	35.0%
Efficiency ratio	54.7%	59.5%	58,0%	64.5%	65.6%
Fee income as a percentage of adm expenses	57.6%	54.5%	52.8%	52.9%	53.4%
Return on average assets	2.8%	3.6%	3.1%	2.9%	2.6%
Return on average equity	21.0%	22.2%	21.2%	20.4%	18.4%
Liquidity
Loans as a percentage of total deposits	64.2%	66.9%	68.6%	66.5%	68.4%
Liquid assets as a percentage of total deposits	59.2%	65.2%	65.4%	64.1%	59.7%
Capital
Total equity as a percentage of total assets	16.0%	16,0%	14.5%	13.6%	12.9%
Regulatory capital as a percentage of risk weighted assets	27.7%	31.3%	30.7%	27.9%	28.1%
Asset Quality
Provision for loan losses over total loans	3.5%	3.1%	2.8%	2.4%	2.1%
Non performing loans as a percentage of total loans	2.4%	2.0%	1.7%	1.6%	1.4%
Allowances as a percentage of non performing loans	146.1%	154.3%	168.1%	156.7%	152.1%
Amparos as a percentage of average equity	2.3%	3.2%	2.9%	3.7%	4.6%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 8, 2007

MACRO BANK INC.

By:	/s/ Roberto Eilbaum
Name: Roberto Eilbaum Title: Attorney-in-fact